UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-36848

MBODY AI LTD.

(Translation of registrant’s name into English)

9205 West Russell Road, Building 3, Suite 240

Las Vegas, Nevada 89148

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

This Form 6-K is being incorporated by reference into the Registration Statements of MBody AI Ltd. (formerly known as Check-Cap Ltd.) (the “Company”) on Form S-8 (File No. 333-203384, 333-203384, 333-226490 and 333-259666) filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

On September 16, 2026, the Company issued a press release announcing the completion of its corporate name change to “MBody AI Ltd.” and providing the current market-data information. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

A copy of the Certificate of Change of Name issued by the Israeli Registrar of Companies, effective as of August 27, 2026, is attached hereto as Exhibit 99.2 and is incorporated by reference herein.

EXHIBIT INDEX

99.1	Press Release, dated September 16, 2026.
99.2	Certificate of Change of Name issued by the Israeli Registrar of Companies.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MBODY AI LTD.

By:	/s/ John Fowler
Name:	John Fowler
Title:	Chief Executive Officer

Date: September 16, 2026

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